SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For November 30, 2006
EXTENDICARE REAL ESTATE INVESTMENT TRUST
(Formerly Extendicare Inc.)
(Name of Registrant)
3000 Steeles Avenue East
Markham, Ontario, Canada L3R 9W2
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐       Form 40-F ☑
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐       No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit

99.1	Extendicare Inc. Certificate of Arrangement, CBCA Form 14.1

99.2	Extendicare Real Estate Investment Trust – Arrangement Agreement dated September 11, 2006

99.3	Extendicare Limited Partnership – Limited Partnership Agreement dated September 11, 2006

99.4	Extendicare Trust – Note Indenture dated November 10, 2006

99.5	Extendicare Real Estate Investment Trust – Exchange and Support Agreement dated November 1, 2006

99.6	Extendicare Real Estate Investment Trust – Administration Agreement dated November 10, 2006

99.7	Extendicare Inc. – Notice of Change of Corporate Structure (National Instrument 51-102) – dated November 16, 2006

99.8	Extendicare Real Estate Investment Trust – Notice Declaring Intention to be Qualified under National Instrument 44-101 Short Form Prospectus Distributions (“NI 44-101”) – dated November 28, 2006

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXTENDICARE REAL ESTATE INVESTMENT TRUST
(Formerly Extendicare Inc.)

Date: November 30, 2006	By:	/s/ Richard L. Bertrand
Richard L. Bertrand
Senior Vice-President and Chief Financial Officer